

July 23, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share, of the following series of Goldman Sachs ETF Trust, under the Exchange Act of 1934:

- Goldman Sachs Dynamic California Municipal Income ETF

- Goldman Sachs Dynamic New York Municipal Income ETF

- Goldman Sachs Municipal Income ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com